Exhibit 99.1

June 6, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on June 6, 2016, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), received a notification that Protegiendo al Consumidor (“PAC”), a local association for consumers´ defense, filed a class action lawsuit against Banco Galicia on behalf of consumers. The lawsuit objects to the collection of a certain coverage named “Proteción Integral Galicia” (Galicia Integral Protection), and claims that Banco Galicia collects, in respect of such coverage, in an irregular way with respect to savings accounts customers´ from the Province of Buenos Aires.

The action pursues the restitution of the allegedly improperly collected amounts. The lawsuit does not claim a specific amount of damages.

The lawsuit was filed at the Civil and Commercial Court Number 13 of Mar del Plata city.

Banco Galicia is analyzing the content and implications of the lawsuit. Banco Galicia estimates that, in the event of an unfavorable resolution in respect of the action described above, there will not be a significant impact on shareholders’ equity in Banco Galicia.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.